As filed with the U.S. Securities and Exchange Commission on November 24, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ICICI BANK LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

India
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Mr. Akashdeep Sarpal
Joint General Manager, ICICI Bank Limited
New York Representative Office
500 Fifth Avenue, 28th Floor
New York, NY 10110
+1 646 827 8448
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 2 equity shares of ICICI Bank Limited	800,000,000	$0.05	$40,000,000	$4648
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Introductory Article

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Introductory Article upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Article 17

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Article 13

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Article 11

	(v)	The sale or exercise of rights	Reverse of Receipt, Article 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Article 3, Reverse of Receipt, Articles 13 and 18

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Articles 21 and 22 (no provision for extensions)

	(viii)	Rights of holders of American Depositary Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt, Article 11

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Articles 2 and 4

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt, Articles 13, 19 and 22

(3)	Fees and Charges		Face of Receipt, Article 7

ITEM 2. AVAILABLE INFORMATION

Public reports furnished by issuer			Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement. Form of Deposit Agreement by and among ICICI Bank Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Previously filed as Exhibit (a) to Form F-6 (File Number 333-11504), dated February 18, 2000, and incorporated herein by reference.

(b)(1)
Letter Agreements. Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement. Previously filed as Exhibit 2.2 to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, filed on September 30, 2002, and incorporated herein by reference.

(b)(2)
Letter Agreement. Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process. Previously filed as Exhibit (b)(2) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among ICICI Bank Limited, Deutsche Bank Trust Company Americas, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 21, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing the right to receive 2 equity shares of ICICI Bank Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ICICI Bank Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India on November 21, 2014.

ICICI Bank Limited

By:	/s/ Ms. Chanda Kochhar
Name: Ms. Chanda Kochhar
Title: Managing Director & Chief Executive Officer

Know all persons by these presents that each person whose signature appears below constitutes and appoints Ms. Chanda Kochhar, Mr. P. Sanker and Mr. Ranganath Athreya, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on November 21, 2014.

Signatures	Capacity

/s/ K. V. Kamath	Chairman of the Board of Directors
Mr. K. V. Kamath

/s/ Dileep Choksi	Non-Executive Director
Mr. Dileep Choksi

/s/ Homi Khusrokhan	Non-Executive Director
Mr. Homi Khusrokhan

/s/ M. S. Ramachandran	Non-Executive Director
Mr. M. S. Ramachandran

/s/ Tushaar Shah	Non-Executive Director
Dr. Tushaar Shah

/s/ V. K. Sharma	Non-Executive Director
Mr. V. K. Sharma

/s/ V. Sridar	Non-Executive Director
Mr. V. Sridar

Non-Executive Director
Mr. Alok Tandon

/s/ Chanda Kochhar	Managing Director & CEO
Ms. Chanda Kochhar

/s/ N. S. Kannan	Executive Director
Mr. N. S. Kannan

/s/ K. Ramkumar	Executive Director
Mr. K. Ramkumar

/s/ Rajiv Sabharwal	Executive Director
Mr. Rajiv Sabharwal

/s/ Rakesh Jha	Chief Financial Officer
Mr. Rakesh Jha

/s/ Akashdeep Sarpal	Authorized Representative in the United States
Mr. Akashdeep Sarpal

INDEX TO EXHIBITS

Exhibit Number

(a)
Form of Deposit Agreement by and among ICICI  Bank Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Previously filed as Exhibit (a) to Form F-6 (File Number 333-11504), dated February 18, 2000, and incorporated herein by reference.

(b)(1)
Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement. Previously filed as Exhibit 2.2 to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, filed on September 30, 2002, and incorporated herein by reference.

(b)(2)
Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process. Previously filed as Exhibit (b)(2) to Form F-6 (File number 333-123236), dated March 10, 2005, and incorporated herein by reference.

(d)	Opinion of counsel to the Depositary. Filed herewith as Exhibit (d).

(e)	Rule 466 Certification. Filed herewith as Exhibit (e).